March 18, 2020

Via E-mail
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

       Re:    AVX Corporation
              Amended Schedule 13E-3 filed by AVX Corporation
              Filed March 16, 2020
              File No. 005-09319

              Amended Schedule 14D-9
              Filed March 16, 2020
              Filed by AVX Corporation
              File No. 005-09319

Dear Mr. Katz:

       We have reviewed your amended filings and we have the following comments.

Amended Schedule 14D-9

Opinion of The Special Committee's Financial Advisor, page 26

1. We reissue prior comment 6 as it related to the Selected Public Company and the
       Selected Precedent Transaction analyses. Please provide the underlying financial metrics for each comparable company and comparable transaction.

2. We reissue prior comment 8. Please expand your summary of Centerview's presentations in January 2020.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions